UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               SEPTEMBER 10, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL GRANTS MERCK & CO., INC. ACCESS TO VACCINE TECHNOLOGY

LEIDEN, THE NETHERLANDS, SEPTEMBER 10 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) announced today that Merck & Co., Inc. (Whitehouse Station, NJ) has exercised an option for the exclusive use of Crucell's PER.C6(R) technology and an option for access to Crucell's AdVac(R) vaccine technology in two infectious disease areas.

Dr. Jaap Goudsmit, Crucell's Chief Scientific Officer said: "We are excited about this technology agreement which represents a further expansion of the relationship between our company and Merck. Crucell's vaccine technologies, PER.C6(R) and AdVac(R), are increasingly used by the vaccine industry to develop important novel vaccines for infectious diseases. This agreement further broadens the number of disease areas in which our technologies are used." Under the terms of the agreement, Crucell acquires rights to certain cell-line technology developed by Merck for the manufacturing of recombinant proteins. The option and the related rights to certain technology developed by Merck originate from the cross-license agreement executed in December 2006 between Crucell and Merck. Specifics concerning the infectious disease indications remain undisclosed.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

MEDIA:                                 INVESTORS/ANALYSTS:
Barbara Mulder                         Oya Yavuz
Director Corporate Communications      Director Investor Relations
Tel: 31-(0) 71 519 7346                Tel. +31-(0) 71-519 7064
press@crucell.com                      ir@crucell.com
www.crucell.com                        www.crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    CRUCELL NV
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                                                   (Registrant)

   SEPTEMBER 10, 2007                             /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer